UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35770

CONTANGO ORE, INC.

(Exact name of registrant as specified in its charter)

516 2nd Avenue, Suite 401

Fairbanks, Alaska 99701

(907) 888-4273

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A-1 Junior Participating Preferred Stock Purchase Rights, par value $0.01 per share1

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 8, 2024	By:	/s/ Mike Clark
Mike Clark
Chief Financial Officer and Secretary

[1]

The Series A-1 Junior Participating Preferred Stock Purchase Rights (“Rights”) expired on September 23, 2024 pursuant to the terms of the Rights Agreement, dated as of September 23, 2020, as amended on September 22, 2021, August 31, 2022 and September 13, 2023, by and between Contango ORE, Inc. (“Contango”) and Computershare Trust Company, N.A., as rights agent. Contango initially filed a Form 8-A on September 24, 2020 in connection with registering the Rights.